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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Ceridian Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3311 East Old Shakopee Road

Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55425

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced on October 18, 2004, Ceridian Corporation (the “Company”) is restating its consolidated financial statements for the fiscal years 1999 through 2003 and for the first quarter of fiscal 2004. The determination to restate these financial statements was made as a result of the initial determinations from the recent internal investigation of the Audit Committee of the Company’s Board of Directors which examined, among other things, the Company’s policies and practices for the capitalization of software development costs, the timing of amortization of capitalized software development costs and the accrual of expenses.

     Due to the time necessary to complete the restatement of prior period financial statements and related filings with the Securities and Exchange Commission, and to implement the remedial actions taken and being taken by the Company as a result of the Audit Committee investigation, the Company was not able to complete its consolidated financial statements for the third quarter of 2004 and meet the filing deadline of November 9, 2004 for the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Loren D. Gross	(952)	853-4801

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   No ☐   Yes

Quarterly Report on Form 10-Q for the period ended June 30, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Company has not yet completed its financial statements for the third quarter of 2004, the Company anticipates based on preliminary data that (1) revenue for the third quarter of 2004 in Human Resource Solutions and its Comdata business will be approximately $242 million to $243 million and about $92 million, respectively, compared to $223.5 million and $79.7 million in the third quarter of 2003; (2) margins will be reduced by approximately $7 million due to the costs associated with the Audit Committee investigation described above and greater spending related to Sarbanes-Oxley compliance; and (3) the adoption of a new capitalization policy will result in additional expense of about $6.5 million for the third quarter than previously planned. Consequently, diluted earnings per share for the third quarter of 2004 are expected to be $.12 to $.13, compared to $.17 (restated) in the third quarter of 2003. The financial information provided above are estimates based upon preliminary data and are subject to change as the Company completes its financial statements for the third quarter of 2004.

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding the Company contained in this filing that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that could cause such material differences are identified and discussed from time to time in the Company’s filings with the Securities and Exchange Commission, including matters arising from the SEC investigation, the change in SVS revenue recognition policy, the investigation conducted by the Audit Committee and the pending shareholder litigation, and those factors which are discussed in Ceridian’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2003, which factors are also incorporated herein by reference.

     The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosure the Company makes on related subjects in future reports to the SEC.

Ceridian Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2004	By	/s/ Loren D. Gross

Name: Loren D. Gross Title: Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).